November 12, 2013

Jeffrey Gordon
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Hybrid Coating Technologies, Inc.
Form 10-K for the Year ended December 31, 2012
Filed April 16, 2013
Form 10-Q for the Quarter ended June 30, 2013
Filed August 19, 2013
File No. 0-53459

Dear Mr. Gordon,

The Company hereby acknowledges receipt of the SEC comment letter dated October 29, 2013. As discussed, the Company fully intends to respond to the SEC’s letter and amend all required filings and, as agreed upon, shall do so by November 26, 2013.

Additionally, the Company understands that it is responsible for the adequacy and accuracy of all disclosures to be made. Furthermore the Company is fully aware that staff comments or changes to disclosure in response to staff comments, do not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert staff comments as a defense in the event of any proceeding initiated against the Company by the Commission or any person under federal securities laws of the United States.

Sincerely,

/s/: Joseph Kristul
Joseph Kristul
President and Chief Executive Officer
Hybrid Coating Technologies Inc.